[ON SIZELER PROPERTY INVESTORS, INC. LETTERHEAD]

March 30, 2005

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTENTION:	Robert Telewicz
Staff Accountant
Division of Corporation Finance
Mail Stop 4-9

Re:	Sizeler Property Investors, Inc. (the “Company”)
Form 8-K filed March 17, 2005
File No. 001-0939

Ladies and Gentlemen:

This letter is in response to your letter of comments dated March 25, 2005, with respect to the above-identified Report on Form 8-K filed by the Company.

We have prepared a Form 8-K/A which, we believe, effects the changes in terminology which you requested. This Form 8-K/A has been filed contemporaneously with this letter, and includes as an exhibit a new letter from KPMG LLP with respect to the new Form 8-K/A.

Furthermore, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SIZELER PROPERTY INVESTORS, INC.

By:	/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr.
President and Chief Operating Officer